Exhibit (a)(1)(o)

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1.	Title Slide	Welcome to the EDS Stock Option Exchange Program Webinar. My name is Mike Paolucci and
I’m the managing director of EDS’s Global Compensation and Benefits function. Joining me today is Doug Stover, the manager of EDS’s Stock Plans Administration area.

2.	EDS Stock Option Exchange Program	As you should already know, this May, EDS shareholders approved a proposal that will enable
EDS employees to voluntarily exchange certain existing stock options for a lesser number of new options to be granted in 2004. To help you better understand this exchange program, we’ve developed the presentation you’re watching now. This internet presentation format allows you to listen to our spoken comments while seeing the slides that are being discussed. You can review part or all of the presentation at your convenience.

3.	Agenda	Let’s take a quick look at the agenda for the presentation

• First, we’ll review the fundamentals of stock options, key terms and how they actually work

• Then, we’ll go over some highlights of the stock option exchange program, further clarify what option plans are eligible, explain the exchange ratios, and discuss the new grant.

• Once we summarize the exchange program itself, we’ll then show you how you can make your election if you choose to do so.

• And, finally we’ll let you know the key dates involved and when you need to act if you want to exchange your options.

With that, let’s get started. Here’s Doug.

4.	Subtitle – Intro & Background	Thanks Mike. As Mike said earlier, my name is Doug Stover and I am the manager of EDS’s
Stock Plans Administration area. In this section, I’m going to briefly go over what a stock option is and what it means to you to have a stock option.

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5.	What is a stock option

A stock option is the right to purchase a fixed number of shares of EDS stock at a fixed price for a fixed period of time in the future. Stated a different way, it is an option to buy stock in the future but pay a price that was set at an earlier date. You benefit from a stock option when the price of the stock rises and you are able to buy the stock at the lower price that was set earlier. Later in the presentation we’ll further review how you can profit from a stock option.

A stock option is not stock ownership initially. As such, you will not have any voting rights and you will not receive dividends. These rights are acquired only if you exercise your stock option and retain the stock.

Let’s look at some key terms.

6.	Definition of Key Terms	I’ll review the terms fairly quickly and then show you how they all work together. When EDS awarded you your options, it was done so through a mechanism called a stock option grant.

		•	Your grant date was the date it was awarded.

		•	The grant price was generally the fair market value of EDS stock on the date it was granted. This is also the price you will pay when you exercise your stock option and buy the stock.

		•	Fair market value is the method used for assigning the grant price for a stock option. It is generally determined by taking the high trade price and the low trade price of the stock on the grant date and averaging them.

		•	The vesting period describes the length of time or waiting period needed before a stock option may be exercised.

		•	The vesting date is the first day you may exercise your option.

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7.	Definition of Key Terms	•	The exercise period is the period of time available between the date the option vests and the date it expires. During this time, you are eligible to exercise your stock option and purchase your shares.
		•	The exercise date is the actual date on which you exercise your option and purchase EDS stock. We’ll cover the different ways of exercising your option in a couple slides.

		•	Finally, the option gain or spread is the difference between the price of EDS stock on the grant date and the price of EDS stock on the day you exercise. If the price of EDS stock is higher when you exercise your option than the grant price, your options will have value. If the price of EDS stock goes down after the grant date, your options will not have any current value.

8.	Stock Option Timeline

Let’s take a look at a timeline and then we’ll get into more specifics on exercises and option gains.

As you can see, the stock option timeline consists of two basic components – the vesting period and the exercise period. The vesting period is the time frame option holders must wait before exercising the option. Once the vesting period has ended, you may exercise your option and purchase your shares at any time up to the expiration date. After the expiration date, all unexercised stock options are cancelled.

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9.	Exercising a Stock Option

When you exercise your stock option, if the price of EDS stock is higher at the time you exercise than it was at the time of the grant, your option will have value. Depending on the country you live in, you may then convert the stock option into real stock and hold it or convert the stock option into real stock and sell it at the same time.

In the hypothetical example shown, the grant price is $20 dollars. If the price of the stock when it is exercised is $30, you have a “gain” or an increase in value of $10 per share.

So, in essence, on the grant date, you were given an option to buy stock at $20 per share, the pre-set grant price. But, since the stock price at exercise is now $30, you can realize a gain of $10 per share.

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10.	Exercising a Stock Option

There are three ways to exercise a stock option. The first is called a cashless exercise for cash. It is the most common exercise method and means that no cash is needed on your part. You simply notify the stock option plan administrator that you want to perform a cashless exercise for cash. The administrator will sell all your option shares at the current price of EDS stock and then deduct the grant price or purchase price for each option share. If we use the example shown before with a $30 exercise price and the $20 grant price, a cashless exercise of 100 shares would result in a profit of $10 per share for a total profit of $1,000. Before I go any further, let me remind you that exercising a stock option is a taxable event in most countries. As such, tax withholding may occur and other fees will be deducted.

If you want to hold all the options shares in your grant as actual shares of EDS stock, you would exercise using the cash exercise method. You pay cash for the option shares at the grant price and receive shares of EDS stock. Again, using the same example and assuming you hold 100 option shares in your grant, you would pay $2,000 for the entire grant, and, in return, become the owner of 100 shares of stock that are currently worth $3,000. Keep in mind though, just because we’re using an example where the stock is currently higher than the grant price, the value of the shares you hold could go up or down in the future. Again tax withholding and fees would apply.

If you’d rather hold some of the stock without having to pay for all the shares first, you would use the cashless for shares exercise method. The plan administrator will sell enough of your shares at the current market price to pay for the entire grant as if it had been purchased at the grant price. Then you would receive the remaining number of shares after some shares were sold to pay for the cost. As an example, if you were granted 100 shares in your stock option and we use the pricing examples shown earlier, the amount needed to purchase all the shares would be $2,000. If the current price of EDS stock was $30 per share, the administrator would sell 67 shares at $30 per share to complete the $2,000 purchase. Thus, the administrator sells enough shares at the current price, roughly 2/3 of the grant, leaving you with 1/3 of the original number of shares. When the transaction is complete, you’d be the owner of 33 shares of stock. Again, taxes and withholding may apply.

Please keep in mind that these exercise methods may not be available in all countries.

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11.	Underwater Options

The situation is different when the grant price is higher than the current stock price. When this occurs, the option is called “underwater” and has no immediate value. If you can buy a share of stock at $10 in the open market, there is no benefit to paying $20 per share through the stock option plan.

Unfortunately, underwater describes the current status of most of the options held by EDS employees. Most of our options have grant prices significantly higher than the current stock price. It is the reason we are offering the stock option exchange program. We want our employees to have a better chance to receive some value from their already granted options.

12.	Changes in Eligibility

The specific terms and conditions of each grant are stated in your grant agreement or award statement. The terms and conditions vary by grant, but generally speaking most options we have specify that if you become permanently disabled or retire or die, your unvested options will vest immediately and you (or your beneficiary) will have two years to exercise the options – unless the grant expires sooner.

If you terminate employment for other reasons, unvested options will be forfeited and vested options have to be exercised during the 90 days following your leaving the company.

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This concludes the stock options overview section of this presentation. Again, the section I just discussed was intended to give you a better understanding of stock options as a whole. Now, I’ll turn it back over to Mike to discuss the EDS Stock Option Exchange Program.

13.	Subtitle – Program Highlights	Thanks Doug. I’m going to spend the next few minutes going over the basics of the stock option exchange program. Then we’ll outline actions you may want to take and when you need to take them.

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14.	Subtitle – EDS Stock Option Exchange Program	We encourage you to carefully read the exchange program materials before deciding whether or not to participate in the exchange program, including the Stock Option Exchange Program Tender
Offer Statement, which provides the details of the exchange program. Whether or not you choose to participate in the exchange program will depend on your own assessment of the risks and possible rewards of participating in the program.

15.	What is the Stock Option Exchange Program?	First, let’s go over which stock options are eligible for the exchange program, and then I’ll go into more details.
		•	For those of you who still hold Performance Share stock options, those will be eligible for the exchange program.
		•	Global Share stock options from the grants made in 2000 and 2001 will also be eligible. Because many of these stock options were going to expire in August, we have extended the expiration date until December 2003 in case you wanted to participate in the exchange.

		•	The stock options from the 2002 Global Share grant will not be eligible for the exchange.

		•	Stock options from the Transition Incentive Plan are also eligible. These are stock options granted to certain employees as part of a business transition into EDS - such as the acquisition of SDRC and Unigraphics.

		•	Finally, options granted through the Incentive Plan prior to October 2002 are also eligible. These are stock options granted to various employees throughout EDS.

		•	In summary then, generally all options are eligible for the exchange except Global Share II and options issued after September 2002.

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16.	What is the Stock Option Exchange Program?	•	The exchange program will allow you to voluntarily exchange all of your eligible options with high grant prices for a lesser number of new options.
		•	Your election to participate must be made between 25 August and 7 p.m. on 23 September 2003. This is called the tender offer period. And, to be clear, all times associated with the tender offer are based on the U.S. Eastern time zone.

		•	It’s very important that you understand that an election to participate in the option exchange will result in the exchange of all the eligible stock options you hold, regardless of the plan from which they were granted. It is an all or nothing scenario. You will not be able to select only certain options to exchange.

		•	If you elect to exchange your options for new ones, the new grant will occur at least six months and one day after your old options are cancelled, but no earlier than 24 March 2004. The six month plus one day rule is required for accounting reasons.

		•	The grant price for the new options will generally be set at the fair market value on the date of grant in 2004, again, no earlier than 6 months and a day from the close of the tender offer period.

17.	Eligibility	•	The program is open to all active employees who have eligible stock options. However, you must be an active employee during the tender offer period and when the new grant is made. We are also allowing employees who are on an approved leave of absence or on disability to participate in the exchange.

		•	Executive officers and members of the EDS Board of Directors are not eligible to participate.

		•	Former employees, including retirees, are also ineligible to participate. Our stock option plans do not allow former employees to receive stock option grants. In addition, the purpose of a stock option is to incent current employees who are driving our business and our profitability.

		•	Let’s review some special termination situations to see how they work.

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18.	Eligibility	•	If for any reason you terminate employment before the tender offer period begins, you will not be eligible to participate.

		•	If you leave EDS during the tender offer period and you have not yet made an election, you will not be eligible to participate in the exchange and the existing terms of your current options will continue to govern. Similarly, if you leave EDS during the tender offer period, but after you made an election to exchange, your election will be set aside and your existing option terms will govern.

19.	Eligibility	•	If you leave EDS after the tender offer period ends and you did not make an election to participate, the existing option terms will rule.

		•	If you leave EDS after the tender offer period ends and did elect to participate, your options will be cancelled and you will not be eligible for the new grant in 2004.

		•	And finally, if you elect to participate in the exchange and receive the new grant in 2004, but then terminate employment, the rules of the new grant will govern.

20.	Exchange Ratios	Now we would like to discuss the ratios used to calculate the exchange of options. The system we used to determine the exchange ratio was based on a theoretical option valuation model.

First, a value was calculated for both the old options and the new options. The relationship between the two values became the ratio for how many new options to grant in exchange for existing options so they retained similar values. This ratio resulted in a lesser number of shares being assigned to the new grant.

This is not an option repricing. This is an exchange of options with similar theoretical values. It is designed to realign the benefits to employees with the interests of shareholders.

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21.	Exchange Ratios	Here are the exchange ratios.
		•	As you can see on the slide, PerformanceShare and Global options will be exchanged at a rate of 50%. This means that if you hold 100 eligible options in either of these plans, you will receive a grant for 50 new options if you elect to exchange them.

		•	Options from the Incentive Plan and the Transition Incentive Plan have different exchange ratios that are based on their original grant price.

		•	Any options granted at less than $33 are not eligible.

		•	Options granted at $33 through $45 will be exchanged on a 1.5 to 1 basis or at a rate of 66%.

		•	Options granted at $45.01 through $55 will be exchanged on a 3 to 1 basis or at a rate of 33%.

		•	And options with grant prices higher than $55 will be exchanged on a 2.5 to 1 basis or at a rate of 40%.

Remember though, to receive your new options, you must remain employed by EDS through the new grant date.

22.	Vesting and Terms of the New Grants	The vesting period and terms of the new options will depend on the plan from which they were exchanged
		•	If you exchange PerformanceShare or Global Share options, the new options granted in exchange will vest one year from the grant date. In most countries, these options will have a four-year term. This means that the options will expire four years after the grant date.

		•	If you exchange options from the Transition Incentive Plan and the Incentive Plan, the new options granted in the exchange will vest 50% one year from the grant date and 25% each of the next two years. In most countries, these options will have a six-year term.

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23.	Summary	Here’s a quick summary of the stock option program:

		•	Shareholders approved the stock option exchange program last May.

		•	As we said earlier, if you elect to exchange your options, they will be cancelled at the end of the tender offer period.

		•	You may change your election to exchange your eligible options until the end of the tender offer period.

		•	The new grant will be made no earlier than six months and a day later.

		•	The price of the new options will generally be the fair market value of our stock on the new grant date.

		•	And, once again, you must be continually employed through the new grant date to receive the new options.

24.	Subtitle – Taking Part	Now, let’s talk about how you can take part in the stock option exchange program. Here are some of the mechanics of the program

25.	Making Your Election

EDS has contracted with Mellon Investor Services to manage most of the transactions of the exchange. Mellon will process all elections through its Web page or through the telephone.
Mellon representatives will also be available to respond to your telephone inquiries.

EDS Stock Plans Administration will handle the remaining details, including the distribution of information and the processing of any paper election forms that are required in certain countries.

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26.	Making Your Election

The packet containing all the offer to exchange materials was distributed via e-mail on 25 August to most eligible employees. For some employees printed copies should have arrived through the postal mail.

The easiest way for you to make your election will be through the Stock Option Exchange Web site hosted by Mellon Investor Services. If you cannot access the Web site, elections may be made via the telephone.

Employees in Egypt, Hungary, and Thailand must submit paper election forms through their HR representative.

A confirmation statement will be mailed to you at the end of the offer period. It will indicate that an election to exchange was made or confirm that no election was made.

You need to be aware of and follow the key dates very closely. We are unable to make any exceptions if you do not make an election before the end of the election period.

If you do not make an election, new options will not be granted and your existing options will be governed by the terms and conditions of the original grant until they expire or are exercised.

27.	Making Your Election	Here’s the first page of the Stock Option Exchange Web site hosted by Mellon. As you can see the stock option materials are available in several languages.

28.	Making Your Election	When you advance to the next page of the Web site, it displays the date your current options were granted, the grant price, the number of eligible options you have and the number of new options that would be issued to you as a result of the exchange. You would elect to exchange your options by checking a box and then clicking the submit button.

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29.	Making Your Election	As we stated earlier, due to legal requirements, you must submit a paper election form if you live in Egypt, Hungary or Thailand. Paper election forms must be delivered to your local HR representative in those countries. That person will then coordinate submitting the forms to
Mellon Investor services for processing.

Unless you live in Egypt, Hungary or Thailand, you may not submit a paper election form. You must submit your election to Mellon by telephone or by the Internet.

30.	Changing Your Election	Once the offer to exchange period ends at 7 p.m. Eastern Time in the United States on 23
September, you cannot change your mind on your election. However, you may change your election decision at anytime during the election period.

Just to repeat critical information that you will need to keep in mind:

		•	If you elect to exchange your options, they will be cancelled and the new grant will be made at least six months and a day later.

		•	And, the new option will be granted only if you remain employed through the new grant date.

31.	Granting New Options	•	If elected, old options will be cancelled upon expiration of the offer to exchange
		•	The new options will be granted on or after 24 March 2004 or later, depending upon the country in which you live.

		•	The new grant price will generally be the fair market value on the grant date and all pertinent information will be sent shortly after the grant date.

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32.	New Option Terms	• There may be slight variations in certain countries, but the stock options exchanged from PerformanceShare and Global Share will be replaced with options that have a four-year term.

• Options exchanged from the Transition Incentive Plan and the Incentive Plan will be replaced with options that have a six-year term.

(If longer terms were provided for the new options in the exchange offer, it would have resulted in lower exchange rates, meaning fewer number of options would be received.)

33.	Why Exchange?	A frequently asked question is why you should exchange your current options for a lesser number of new ones. Well, we can’t advise you as to whether you should or shouldn’t exchange. The exchange program allows you to receive a new grant of stock options at the current market price of EDS stock on the new grant date.

If you would like advice, we suggest you contact a personal financial advisor for additional information regarding the exchange of underwater options.

The bottom line is it is entirely up to you. You do not have to participate. The program is voluntary.

34.	Subtitle – What Happens Next?	So, what happens next? We’ve already covered these points, but it is important to reiterate some key dates and actions needed.

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35.	What Next?	You should have already received all the materials related to the offer to exchange. They were distributed electronically, through the mail, or by hand delivery.

We strongly encourage you to review the documents and consider the terms carefully. Then consult an independent financial advisor if necessary.

Finally, if you do want to exchange your options, you must make your election before the end of the election period. Likewise, if you want to change or cancel your election to exchange your options, you must do so before the end of the election period.

Here are those dates again.

36.	Key Dates	• The offer to exchange period began 25 August 2003.

• It ends at 7 p.m. on 23 September 2003.

• If you elect to exchange your options, they will be cancelled at the end of the election period.

• The new grant will be made no earlier than 24 March 2004 and the new grant materials will be distributed shortly thereafter.

37.	Tender Offer Deadline	Please note in particular that the dates and times shown are based on the U.S. Eastern time zone. So the offer to exchange ends at 7 p.m. U.S. Eastern time (23:00 GMT) on the 23rd of September 2003.

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38.	If you have questions…

Finally, if you need more information, here’s how to get it.

First, there is a substantial amount of information including questions and answers on the Stock Option Exchange Web site on the EDS infoCentre. The easiest way to get there is to go to the infoCentre home page and insert the word “Equity” into the Keyword Index. You may also access the URL shown on the slide.

You can also visit the Mellon Web site or contact the call center. The toll-free number shown on the slide can be used by those of you in the United States or Canada. The second number may be used by those of you in other countries. If you would like to reverse the charges on that call, Mellon call center representatives have been instructed to accept collect or reverse charge calls.

Finally, we’ve set up a group e-mail box at EDS to handle any additional questions.

39.	Closing Slide	Well, that’s it for our presentation. Both Doug and I hope that you found it informative. Thank you for your attention.